ABLEAUCTIONS.COM, INC.

Suite 200 – 1963 Lougheed Highway

Coquitlam, British Columbia V3K 3T8

October 30, 2008

VIA EDGAR

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ableauctions.com, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 10, 2008

Your File No. 1-15931

Dear Mr. Orlic:

This letter is in response to your letter dated October 17, 2008.  For your ease of reference, we have repeated your comment in this response.  We have also enclosed a draft of Amendment No. 1 to our Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

Proposal 3:  To Authorize an Amendment to our Articles of Incorporation to Effect a Reverse Split of Our Common Stock

Reasons for the Reverse Split, page 8

State the estimated total cost to you to cash out the shareholders who own less than 12 shares and describe your source of funding.  Provide the number of record shareholders you have before the reverse split and expect to have after the reverse split.

1.

We have revised the disclosure as you requested.  Please see page 13 of the Amendment.

You indicate that the cash payment will be equal to the average of the high and low trading prices of your common stock over the five trading days immediately prior to the effective date of the charter amendment.  Provide an example of your calculation of the amount payable based on recent trading prices.

2.

We have revised the disclosure as you requested.  Please see page 13 of the Amendment.

Proposal 4:  To Seek Approval of the Acquisition of a 50% Interest in Surrey Central City Holdings Ltd. and the Issuance of Shares of Our Common Stock in Accordance with the Terms of a Convertible Promissory Note Signed in Conjunction Therewith.

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

October 30, 2008

General

Provide the information required by Item 14 of Schedule 14A in regard to the proposed acquisition, particularly Items 14(b)(6), (7), and (11) and (c)(2), or else provide us with your analysis of why such information is not required.

3.

We have revised the disclosure to include the information you requested.  Please see pages 4 through 7 and 16 through 25 of the Amendment.  In this regard, please note the following:

As to item 14(b)(7), please note that we believe that the discussion of related party transactions that appears on page 29 of the Amendment provides the appropriate discussion of past contacts, transactions or negotiations between Mr. Ladha and Surrey Central City Holdings Ltd.

As to item 14(b)(8), as a smaller reporting company Ableauctions.com, Inc. is not required to provide the information required by Item 301 of Regulation S-K.  Therefore, we also have not provided the information required by item 14(b)(9) and 14(b)(10).

As to item 14(b)(11), we have determined that the acquisition of one-half the capital stock of Surrey Central City Holdings Ltd. is not material using the analysis set forth in Rule 11-01(b) of Regulation S-X, therefore no pro forma financial information has been included in the Amendment.

As to item 14(c)(2), because Surrey Central City Holdings Ltd. is a private company and would be considered a smaller reporting company, it has not provided the information required by item 17(b)(2) (market price of and dividends); item 17(b)(3) (selected financial data); item 17(b)(4) (supplementary financial information); and item 17(b)(10) (quantitative and qualitative disclosures about market risk).

Ensure that you have provided all of the information required by Item 5 of Schedule 14A including all of the direct and indirect interests Mr. Ladha has in the proposed acquisition and the amount of your stock he will beneficially own if Bullion fully converts the promissory note.  Specify how much time he will spend working for Overture.  Finally explain the business purpose for hiring Mr. Ladha and Overture to develop the property..

4.

We have revised the disclosure to include the information you requested.  Please see pages 2 and 20 of the Amendment.

State whether the terms of the acquisition were approved by a majority of your independent directors.

5.

We have revised the disclosure as you requested.  Please see pages 2 and 16 of the Amendment.

Mr. David Orlic

Special Counsel

United States Securities and Exchange Commission

October 30, 2008

State, if true, that you expect Mr. Ladha to vote for the acquisition and specify the amount of stock beneficially owned by him.

6.

We have revised the disclosure as you requested.  Please see pages 2 and 16 of the Amendment.

Reasons for the Acquisition, page 11

To aid the reader, provide an organization chart for the ownership of Surrey.

7.

We have added an organizational chart, as you requested.  Please see page 19 of the Amendment.

In making this response we acknowledge that:

•

Ableauctions.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Ableauctions.com, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  Because our annual shareholders meeting is scheduled for December 17, 2008, we would appreciate receiving any additional comments you have at your earliest convenience.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Mr. Sapone’s telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours,

ABLEAUCTIONS.COM, INC.

By:/s/

Abdul Ladha

Abdul Ladha, Chief Executive Officer